UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                June 14, 2005

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a) Amarin Corporation announces commencement of recruitment for Miraxion Phase III clinical trial in Huntington's disease.


   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, (d) the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc and in the prospectus contained therein and (e) the registration statement on Form F-3 (Registration No. 333-121760) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By:   /s/ Richard A.B. Stewart
                                    Name: Richard A.B. Stewart
                                    Title: Chief Executive Officer

Date: June 14, 2005



EXHIBIT INDEX




Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4





Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Alan Cooke
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442


AMARIN ANNOUNCES COMMENCEMENT OF RECRUITMENT BY HUNTINGTON STUDY
GROUP FOR MIRAXION PHASE III CLINICAL TRIAL IN HUNTINGTON'S DISEASE

LONDON, United Kingdom, June 14th, 2005 - Amarin Corporation plc
(NASDAQSC: AMRN) today announced that the Huntington Study Group ("HSG") has commenced recruitment for the U.S. Phase III clinical trial of Miraxion(TM) in Huntington's disease.

The HSG will be conducting a clinical study (TREND-HD) of ultra-pure ethyl-EPA in persons 35 years of age or older who have mild to moderate Huntington's disease. The HSG is a worldwide, not-for-profit group of physicians and other clinical researchers who are experienced in the care of Huntington's disease patients and dedicated to clinical research in Huntington's disease.

Huntington's disease is an inherited disease of the brain that usually begins between the ages of 30 to 50, and includes motor, cognitive and behavioral signs and symptoms. While there are medications to help relieve some of the disease symptoms, there is no known treatment to slow the progression of Huntington's disease, which affects about 30,000 people in North America.

Miraxion is thought to stabilize nerve cell membranes and improve neurological functioning, although the exact mechanism of action is not currently known. An earlier trial in subjects with Huntington's disease indicated that Miraxion at 2 grams daily was well tolerated over 12 months. This current trial is designed to determine the effect of this daily dose of Miraxion on motor (movement) signs and symptoms of Huntington's disease.

The current 12 month study includes a 6 month placebo controlled phase with research subjects being randomly assigned to receive either Miraxion (2 grams total daily dose) or a matching placebo. This will be followed by another 6 month observation phase in which all participants will receive Miraxion. Researchers at 43 sites in the United States and Canada will each enroll approximately 7-8 research subjects with early signs of Huntington's disease who are independently ambulatory (walking) and fully self sufficient in activities of daily living, such as eating, dressing and bathing.

There is no cost to participate in the study. Participants will be followed as "out-patients" at regular intervals for 12 months. Individuals with mild to moderate Huntington's disease who are interested in participating in this study should visit the Huntington's Study Group website at: www.Huntington-Study-Group.org or call the toll free number +1 (800) 487 7671.

Rick Stewart, chief executive officer of Amarin, commented; "commencement of recruitment to the Phase III clinical trial for Miraxion is a major milestone for Amarin. An immense amount of energy and dedication has been expended by all involved to achieve this significant objective."



Contact:
Amarin Corporation plc                    +44 (0) 207 907 2442
Rick Stewart                              Chief Executive Officer
Alan Cooke                                Chief Financial Officer
investor.relations@amarincorp.com

Powerscourt                               +44 (0) 207 236 5615
Rory Godson/Victoria Brough

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin's lead development compound, is in phase III development for Huntington's disease and in phase II development for treatment-unresponsive depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2004 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.